Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

October 4, 2018

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:

Rocky Mountain High Brands, Inc.

Amendment No. 3 to Registration Statement on Form S-1 Filed September 7, 2018

File No. 333-226091

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the Company) in response to staff telephone comments by the United States Securities and Exchange Commission (the Commission ) made October 4, 2018, commenting on Amendment No. 3 to the Company s Registration Statement on Form S-1 filed September 7, 2018 (the Registration Statement ). The Registration Statement has been amended in response to the staff’s comments as follows:

1.                  The Selling Stockholder disclosure has been updated to reflect the current stock ownership of GHS Investments, LLC (“GHS”), and to note that all shares currently held by GHS were acquired upon conversions of promissory notes.

2.                  The disclosure on page 17 regarding “Holders of Our Common Stock” has been corrected to reflect that the Company currently has 273 shareholders of record.

3.                  Certain other disclosures have been brought up-to-date throughout.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.